UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 14, 2015

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ____x_____                Form 40-F       __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Westpac Banking Corporation (“Westpac”) today announced it was undertaking a fully underwritten, pro rata accelerated renounceable entitlement offer (“Entitlement Offer”) to raise approximately $3.5 billion of ordinary equity.  The price of the offer has been set at $25.50 per ordinary share. In order to be eligible to participate in the offering, a shareholder, other than certain qualified institutional investors, must be resident in Australia or New Zealand.

The equity raised will add approximately 100 basis points to Westpac’s Common equity tier 1 (“CET1”) capital ratio and places Westpac’s CET1 capital ratio.

Westpac is raising additional capital in response to changes in mortgage risk weights that will increase the amount of capital required to be held against mortgages by more than 50%, with the increased regulatory requirement to be applied from 1 July 2016. As a result, Westpac has also announced an increase in its variable home loan (owner occupied) and residential investment property loan rates by 20 basis points.

Westpac also announced its unaudited preliminary Full Year 2015 Result.  See Exhibit 1 attached hereto.

Holders of Westpac American Depositary Receipts (“ADRs”) are not eligible to participate in the Entitlement Offer, but may be entitled to a cash distribution from the sale of the entitlements relating to the ordinary shares underlying the ADRs. Westpac expects that the ADR depositary will notify holders of the record date for any such distribution in due course. The ADR program will be closed to issuance and deposits, until such record date.

Index to Exhibits

Exhibit No.	Description

1	Extracts of Unaudited Preliminary Full Year 2015 Result – October 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: October 14, 2015	By:	/s/ Sean Crellin
Sean Crellin
Director, Corporate, Legal and Secretariat